SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.: 1)*

1stdibs.com, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

320551 104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320551 104

1	NAMES OF REPORTING PERSONS: David S. Rosenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,289,845[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,289,845[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,289,845[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Consists of 1,539,500 shares of Common Stock (as defined below), options to purchase 1,712,845 shares of Common Stock that are exercisable within 60 days of February 8, 2024, and 37,500 restricted stock units that vest within 60 days of February 8, 2024.

[2]

Calculations of the percentage of the shares of Common Stock (as defined below) beneficially owned assumes 40,739,134 shares of Common Stock are outstanding as of February 8, 2024, and that the shares underlying the Options have been exercised and are outstanding.

CUSIP No. 320551 104

1	NAMES OF REPORTING PERSONS: 2012 David Rosenblatt Family Trust dated November 30, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 665,302
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 665,302
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,302
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 320551 104

1	NAMES OF REPORTING PERSONS: 2012 Laura T. Rosenblatt Family Trust dated December 4, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1

(a) Name of Issuer:

1stdibs.com, Inc.

(b) Address of Issuer’s Principal Executive Offices:

51 Astor Place, 3rd Floor

New York, New York 10003

Item 2

(a) Name of Persons Filing:

David S. Rosenblatt

2012 David Rosenblatt Family Trust dated November 30, 2012

2012 Laura T. Rosenblatt Family Trust dated December 4, 2012

(b) Address of Principal Business Office or, if none, Residence:

c/o 1stdibs.com, Inc.

51 Astor Place, 3rd Floor

New York, New York 10003

(c) Citizenship:

David S. Rosenblatt is a citizen of the United States of America. The 2012 David Rosenblatt Family Trust dated November 30, 2012 is formed under the laws of the State of New York. The 2012 Laura T. Rosenblatt Family Trust dated December 4, 2012 is formed under the laws of the State of Maryland.

(d) Title of Class of Securities:

This Amendment No. 1 to Schedule 13G (this “Amendment”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of 1stdibs.com, Inc.

(e) CUSIP Number: 320551 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The responses to questions 5 through 9 and 11 on the cover pages are incorporated by reference into this Item 4. David S. Rosenblatt has no voting or dispositive power over shares of Common Stock held by the 2012 David Rosenblatt Family Trust dated November 30, 2012 or the 2012 Laura T. Rosenblatt Family Trust dated December 4, 2012 (collectively, the “Trusts”). Mr Rosenblatt disclaims beneficial ownership of the shares of Common Stock held by the Trusts, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be deemed an admission that Mr. Rosenblatt is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities held by the Trusts and covered by this Amendment.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DAVID S. ROSENBLATT

Dated: February 13, 2024	/s/ David S. Rosenblatt

2012 DAVID ROSENBLATT FAMILY TRUST DATED NOVEMBER 30, 2012

Dated: February 13, 2024	/s/ David Peltz
By: David Peltz
Its: Trustee

2012 LAURA T. ROSENBLATT FAMILY TRUST DATED DECEMBER 4, 2012

Dated: February 14, 2024	/s/ Gregory Belcher
By: Gregory Belcher
Its: Trustee